

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

<u>Via E-mail</u>
Mr. Eugene N. Dubay
Chief Executive Officer
Atlas Pipeline Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275-1011

> **Re: Atlas Pipeline Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 20, 2013**
> **File No. 333-190053**

Dear Mr. Dubay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 from our letter dated August 14, 2013 that "the Staff has allowed issuers to continue to rely on Rule 3-10 when the other requirements of such rule are met and the release provisions are limited to the customary circumstances described in Section 2510.5 of the Financial Reporting Manual," and that Section 10.05 of the Indenture is "consistent with the first bullet point example in Section 2510.5 and is thus a customary circumstance under which a guarantee may be released." However, Section 10.05(i) of the Indenture provides for the "sale or other disposition of all or substantially all of the assets of such subsidiary guarantor (*including by way of merger or consolidation*) to *a person that is not* (either before or after giving effect to such transaction) *the issuer or a restricted subsidiary*, if the company applies the net proceeds of that sale or other disposition in accordance with Section 4.07 thereof" and Section 10.05(ii) states that "in connection with any sale or other disposition of all of the equity

interest of a subsidiary guarantor *to a person that is not* (either before or after giving effect to such transaction) *the issuer or a restricted subsidiary*, if the company applies the net proceeds of that sale in accordance with Section 4.07 hereof," [emphasis added]. Please significantly enhance your analysis to explain how Section 10.05 of the Indenture constitutes a "full and unconditional" guarantee in light of both Rule 3-10 of Regulation S-X and the italicized portions of this section above. In doing so, please elaborate upon Section 4.07.

Where you can find more information, page 92

2. We note your response to comment 7 in our letter dated August 14, 2013 and that you have deleted the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013. Please include this quarterly report to the list of documents incorporated by reference into the prospectus. Refer to Item 13(a)(2) of Form S-4.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director